UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND
COMMUNICATIONS TWC.V

Media Release October 7, 2002

Trade Wind Communications (TWC.V) ("the Company") announces that it has received regulatory acceptance of the private placements announced on July 18, 2002 and August 20, 2002, and has issued an aggregate of 4,287,500 shares to certain investors at a price of $0.16 per share and 1,769,785 warrants to certain investors entitling the holders to purchase one additional common share of the Company at a price of $0.20 per share until October 1, 2004.

The shares are subject to a four month hold period expiring February 1, 2003 pursuant to the policies of the TSX Venture Exchange.

The Company also announces that it will not be proceeding with the granting of 1,052,346 stock options announced in its News Release of September 19, 2002.

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2. Date of Material Change

State the date of the material change:

October 7, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

October 7, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces that it has received regulatory approval to its private placement of 3,200,000 shares and 1,769,785 warrants announced July 18, 2002 and its private placement of 1,087,500 shares announced August 20, 2002.

The Company also announced that it will not be proceeding with the granting of 1,052,346 stock options announced September 19, 2002.

Item 5. Full Description of Material Change

Trade Wind Communications (TWC.V) ("the Company") announces that it has received regulatory acceptance of the private placements announced on July 18, 2002 and August 20, 2002, and has issued an aggregate of 4,287,500 shares to certain investors at a price of $0.16 per share and 1,769,785 warrants to certain investors entitling the holders to purchase one additional common share of the Company at a price of $0.20 per share until October 1, 2004.

The shares are subject to a four month hold period expiring February 1, 2003 pursuant to the policies of the TSX Venture Exchange.

The Company also announces that it will not be proceeding with the granting of 1,052,346 stock options announced in its News Release of September 19, 2002.

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chairman
(61 2) 9250-8888

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 7th day of October, 2002.

/s/ Nick Bird

Nick Bird,
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:   October 7, 2002

/s/ Nick Bird

Nick Bird, Chairman